RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

[redacted]

09047268

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 31, 2009

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Unaudited Financial Results for the quarter and half year ended September 30, 2009**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 31, 2009 on the Unaudited Financial Results of the Company for the Quarter and half year ended September 30, 2009.
2.	Media Release dated October 31, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 31, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719
Email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Sub: **Unaudited Financial Results for the quarter and half year ended September 30, 2009**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter and half year ended September 30, 2009, which were approved by the Board of Directors at their meeting, held on October 31, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 31, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
Email : cmlist@nse.co.in
NSE Symbol: RELINFRA

Sub: **Unaudited Financial Results for the quarter and half year ended September 30, 2009**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter and half year ended September 30, 2009, which were approved by the Board of Directors at their meeting, held on October 31, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter and half year ended September 30, 2009

(Rs. crore)

Sr. No.	Particulars	3 months ended		6 months ended		Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (Refer Note No 3)	1,643.80	2,000.87	3,499.09	3,764.60	7,183.09
	(b) Income from EPC and Contracts Division	928.08	433.94	1,480.01	868.32	2,436.76
	(c) Other Operating Income	77.68	38.42	116.79	130.60	248.76
	Total Operating Income	2,649.56	2,473.23	5,095.89	4,763.52	9,868.61
2	Expenditure					
	(a) Cost of Electrical Energy purchased	881.08	1,217.70	1,865.92	2,299.97	4,253.99
	(b) Cost of Fuel	305.59	307.43	629.01	604.22	1,166.78
	(c) Tax on Sale of Electricity	39.90	41.60	82.15	78.65	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	811.60	331.39	1,252.34	688.50	1,966.49
	(e) Employees Cost	161.01	137.21	315.95	261.72	536.62
	(f) Depreciation	73.96	62.00	146.15	123.22	244.88
	(g) Other Expenditure	137.46	160.71	338.09	267.45	760.84
	Total Expenditure	2,410.60	2,258.04	4,629.61	4,323.73	9,082.56
3	**Profit from operations before Other Income (net) and Interest**	238.96	215.19	466.28	439.79	786.05
4	Other Income (net)	163.26	201.63	407.44	311.91	737.88
5	**Profit before Interest**	402.22	416.82	873.72	751.70	1,523.93
6	Interest and Finance Charges	73.96	65.28	177.62	142.70	330.50
7	**Profit from Ordinary Activities before tax**	328.26	351.54	696.10	609.00	1,193.43
8	Provision for Taxation :					
	- Current Tax	68.00	43.07	121.00	73.07	175.75
	- Deferred Tax	(2.62)	18.00	(5.86)	20.50	(54.56)
	- Fringe Benefit Tax	(1.50)	1.50	-	3.00	5.70
	- Tax adjustment for earlier years (net)	(42.52)	-	(42.52)	(29.08)	(72.34)
9	**Net Profit for the period**	306.90	288.97	623.48	541.51	1,138.88
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	225.31	230.91	225.31	230.91	226.06
11	**Reserves including Statutory Reserves excluding Revaluation Reserves**					10,308.14
12	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	13.62 *	12.49 *	27.67 *	23.32 *	49.45
	(b) Diluted (Rs.)	13.37 *	12.26 *	27.10 *	22.89 *	48.54
13	Debt Service Coverage Ratio			0.63		
14	Interest Service Coverage Ratio			6.81		
15	Aggregate of Public Shareholding					
	- Number of Shares	140,241,616	145,841,616	140,241,616	145,841,616	141,395,121
	- Percentage of Shareholding	62.26	63.17	62.26	63.17	62.44
16	Promoter and promoter group shareholding					
	a) Pledged/Encumbered					
	- Number of shares	8,568,576		8,568,576		37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	10.08		10.08		43.79
	- Percentage of shares (as a % of the total share capital of the Company)	3.80		3.80		16.45
	b) Non-encumbered					
	- Number of shares	76,460,070		76,460,070		47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	89.92		89.92		56.21
	- Percentage of shares (as a % of the total share capital of the Company)	33.94		33.94		21.11

Reliance Infrastructure

Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	3 months ended		6 months ended		Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-03-2009 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	**1,675.36**	2,029.44	**3,555.85**	3,875.81	**7,369.64**
	- EPC and Contracts Division	**974.20**	443.79	**1,540.04**	887.71	**2,498.97**
	Total	**2,649.56**	2,473.23	**5,095.89**	4,763.52	**9,868.61**
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**2,649.56**	2,473.23	**5,095.89**	4,763.52	**9,868.61**
2	**Segment Results**					
	Profit before Tax and Interest from each segment :					
	- Electrical Energy	**148.26**	180.54	**325.14**	367.93	**624.24**
	- EPC and Contracts Division	**91.81**	35.26	**145.91**	82.64	**204.24**
	Total	**240.07**	215.80	**471.05**	**450.57**	**828.48**
	- Interest and Finance Charges	**(73.96)**	(65.28)	**(177.62)**	(142.70)	**(330.50)**
	- Interest Income	**72.00**	86.61	**108.75**	205.68	**338.81**
	- Other un-allocable Income net of expenditure	**90.15**	114.41	**293.92**	95.45	**356.64**
	Profit before Tax	**328.26**	351.54	**696.10**	609.00	**1,193.43**
3	**Capital Employed**					
	- Electrical Energy	**5,262.90**	4,391.69	**5,262.90**	4,391.69	**5,117.78**
	- EPC and Contracts Division	**303.03**	(802.34)	**303.03**	(802.34)	**155.06**
	- Unallocated Corporate Assets (net)	**7,899.03**	8,184.78	**7,899.03**	8,184.78	**6,634.60**
	Total	**13,464.96**	11,774.13	**13,464.96**	11,774.13	**11,907.44**

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing.

3. (a) The tariff to be levied effective with effect from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 62.77 crore and Rs. 58.24 crore for the quarter and half year ended September 30, 2009, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and six months ended September 30, 2009 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to Company getting requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective only on receipt of requisite approvals which are awaited.

5. During the quarter ended September 30, 2009 the Company has made a preferential offer of 4.29 crore warrants to one of the promoters, AAA Project Ventures Private Limited. The warrant holder will be entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 918.89 per share, per warrant at any time after October 9, 2009 but on or before 18 months from the date of allotment of warrants. The Company has received Rs. 986.00 crore as subscription money for the warrants.

6. During the quarter, Reliance Airport Developers Pvt. Ltd., Latur Airport Pvt. Ltd., Baramati Airport Pvt. Ltd., Nanded Airport Pvt. Ltd., Yavatmal Airport Pvt. Ltd., Osmanabad Airport Pvt. Ltd., Reliance Cementation Pvt. Ltd., Reliance Cement & Infra Pvt. Ltd., Reliance Cement Corporation Pvt. Ltd. and Reliance Cement Works Pvt. Ltd. have become subsidiaries / step down subsidiaries of the Company.

7. There were no exceptional / extraordinary items during the quarter and half year ended September 30, 2009.

8. Ratios have been computed as under:
   - Debt Service Coverage Ratio = Earnings before Interest and Tax / (Interest on Long Term Debt + Principal Repayment of Long Term Debt)
   - Interest Service Coverage Ratio = Earnings before Interest and Tax / Interest Expense

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2009: opening: Nil; additions: 82; disposals: 82; closing: Nil

10. The aforesaid financial results were reviewed by the Audit Committee of the Board at its meeting held on October 31, 2009 and subsequently approved by the Board of Directors on the same date. The statutory auditors of the Company have carried out a "Limited Review" of the above financial results of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 31, 2009

Anil D. Ambani
Chairman

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT OF Rs 307 CRORE (US$ 64 MILLION) FOR THE QUARTER - AN INCREASE OF 6 %

TOTAL OPERATING INCOME OF Rs 2,650 CRORE (US$ 551 MILLION) FOR THE QUARTER - AN INCREASE OF 7 %

EPC ORDERBOOK POSITION AT Rs 19,620 CRORE (US$ 4.1 BILLION)

COMPANY HAS CASH & CASH EQUIVALENTS OF Rs 8,017 CRORE (US$ 1.7 BILLION)

Mumbai, October 31, 2009: Reliance Infrastructure Limited today announced its un-audited financial results for the quarter ended September 30, 2009. The performance highlights are:

- **Total Operating Income of Rs 2,650 crore** (US$ 551 million), against Rs 2,473 crore in the corresponding period of previous year, **an increase of 7 %**
- **Net Profit of Rs 307 crore** (US$ 64 million), against Rs 289 crore in the corresponding period of previous year, **an increase of 15 %**
- **Cash Profit of Rs 379 crore** (US$ 79 million), against Rs 368 crore in the corresponding period of previous year, **an increase of 3 %**
- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 68** (US$ 1.4), against Rs 59 in the corresponding period of previous year, **an increase of 14 %**
- **Annualised Earnings Per Share (EPS) of Rs 55** (US$ 1.1), against Rs 47 in the corresponding period of previous year, **an increase of 17 %**

The promoters subscribed to 42.9 million share warrants, convertible into equity for **further capital infusion of Rs. 3,981 crore** (US$ 828 million) into the Company. Upon conversion, the Company's **net worth to reach over Rs 16,500 crore** (US$ 3.4 billion), and increase **borrowing capability to Rs 33,000 crore** (US$ 6.9 billion), even at a conservative debt-equity ratio of 2:1.

On standalone basis, the **net worth of the Company stood at Rs 13,464 crore** (US$ 2.8 billion) and book value per share at Rs 598 as on September 30, 09

The Company has over **Rs 8,000 crore (US$ 1.7 billion) of cash & cash equivalent as on September 30, 2009.**

The Company's total debt including the revaluation on account of changes in Forex is Rs 4,314 crore (US$ 897 million). The Company remains **debt free at the net level**, and enjoys the top-end ratings of 'AA+' and 'AA' by CRISIL and FITCH, respectively.

Financial Review

The **total sales of electrical energy during the quarter ended September 30, 2009 were Rs 1,644 crore (US$ 342 million)**, against Rs 2,001 crore in the corresponding period of previous year.

The **turnover of the EPC Division for the quarter ended September 30, 2009 was Rs 928 crore (US$ 193 million)** against Rs 434 crore in the corresponding previous period. The division had a record **order book position of about Rs 19,620 crore (US$ 4.1 billion) as on September 30, 2009.**

Other Operating Income for the quarter was Rs 78 crore (US$ 16 million) as against Rs 38 crore in the corresponding period of previous year.

During the period under review, **the total operating income of the Company was Rs 2,650 crore (US$ 551 million)**, against Rs 2,473 crore in the corresponding quarter of previous year, **an increase of 7 %.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) was Rs 476 crore (US$ 49 million)** during the period, against Rs 479 crore in the corresponding quarter of previous year.

Depreciation was at Rs 74 crore (US$ 15 million) as against Rs 62 crore for the corresponding quarter of previous year.

The **corporate tax liability, including the deferred taxes, for the quarter ended September 30, 2009 was Rs 22 crore (US$ 5 million)**, as against Rs 62 crore in the corresponding quarter of previous year.

Net Profit for the quarter ended September 30, 2009 recorded an increase of 6 % to Rs 307 crore (US$ 64 million) from Rs 289 crore in the corresponding quarter of previous year.

During the period under review, the annualised cash earnings per share (CEPS) were Rs 68, **an increase of 14 %.**

Annualised Earnings Per Share (EPS) for the quarter ended September 30, 2009 was Rs 55 **an increase of 18 %.**

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 2,623 million units** during the quarter ended September 30, 2009, against 2,400 million units in the corresponding period of previous year, **an increase of 9 %.**

The Company's aggregate revenues from energy sales were Rs 1,644 crore (US$ 342 million) compared to Rs 2,001 crore in the corresponding period of previous year.

During the period under review, the customer base in Mumbai Supply area increased by 33,000 to 27.23 lakh customers.

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 103.9 %,** against the PLF of 103.3 % achieved during the corresponding period of previous year. The Station generated 1,134 million units during the period against 1,141 million units in the corresponding quarter of previous year

(ii) Samalkot Power Station, Andhra Pradesh

During the quarter ended September 30, 2009, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 83.25 %,** against the PLF of 51.6 % achieved during the corresponding period of previous year. The station generated 421 million units against 236 million units in the corresponding quarter of previous year.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 92.8 %**, against the PLF of 89.5 % achieved during the previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 35 %**, against the PLF of 37 % achieved during the corresponding period

Power Purchased

During the period under review, **the Company purchased 1,402 million units of electrical energy** from external sources, which is higher by 5 % compared to the off-take in the corresponding period of previous year.

The **cost of energy purchased decreased by 19 %** to Rs 881 crore (US$ 183 million) during the period under review, owing to decrease in per unit cost to Rs 6.3 for the period against Rs 8.3 in the previous period.

Mumbai Distribution

During the period under review, the customer base in Mumbai Supply area increased to 27.23 **lakh customers**. The coincident **peak demand during the period remained at 1,538 MVA.**

The distribution business achieved **aggregate sales of electrical energy of 1,671 million units** during the period under review, against 1,748 million units in the corresponding period of previous year, **decrease of 4 %.**

MERC had permitted R Infra - Mumbai distribution to go in for medium and long term power procurement through competitive price. R Infra has issued tender notice to procure 1,200 MW for medium term power and 1,500 MW for long term power. The responses to Medium term tender are under consideration. Long Term Tender is yet to be closed. Each process on completion would allow R Infra to continue to meet power requirement of the consumers of Suburbs of Mumbai.

Delhi Distribution

The Delhi distribution comprise of two companies ("Discoms"), viz., BSES Rajdhani Power Limited (BRPL) supplying power in South & West Delhi and BSES Yamuna Power Limited (BYPL) supplying power in East & Central Delhi. Currently, Company has 49 % stake in both distribution companies.

These Discoms have registered an aggregate **total income of Rs 1,632 crore (US $ 34 mn)** during the period under review against Rs 1,416 crore in the corresponding period of previous year, **an increase of 15 %.**

During the period under review, T&D losses have declined to 23 % & 27 % in BRPL & BYPL respectively, a reduction of ~5 % over corresponding period last year in both discoms.

EPC Business

The Division had **order book position of about Rs 19,620 crore (US$ 4.1 billion) as on September 30, 2009.**

Currently, the EPC Division is working on 6 power projects and implementing over 7,000 MW of power projects along with one road project as:

- 1,200 MW of power project in Hisar, Haryana
- 500 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 1,200 MW Raghunathpur Thermal Power Station, West Bengal
- 3,960 MW Sasan Ultra Mega Power Project, Madhya Pradesh
- 300 MW Butibori Power Project, Maharashtra

- Western Region System Strengthening (WRSS) transmission project, Maharashtra and Gujarat
- Gurgaon – Faridabad Toll Road

Energy Trading Business

The division has traded **685 million units** in the quarter as compared to 364 million units in corresponding period in previous year, **an increase of 88 %.**

Quantum (in units) under assured trading arrangements for the coming years having as on date is about 30,000 million units .

Projects under Development

The Company is **developing 13 projects aggregating over Rs 25,000 crore (US$ 5.2 billion)** of Transmission, Road and Metro rail projects.

Transmission Sector

The Company is executing 3 transmission projects worth Rs 4,275 crore (US$ 889 million)

Western Region Strengthening Scheme (WRSS): Project Cost of Rs 1,400 crore

- Detailed survey, design and engineering activities completed
- Construction work started in both projects in August 2009
- Commercial operation date (COD) in FY11

Parbati Koldam Transmission lines in HP (JV with PGCIL): Project Cost of Rs 1,075 crore

- Signed Bulk Power Transmission Agreement with all 13 beneficiaries
- Commercial operation date (COD) in FY13

Mumbai Strengthening: Project Cost of Rs 1,800 crore

To serve the consumers of Mumbai with improved reliability and match the load requirements, 9 schemes for strengthening of Mumbai Transmission System are being executed.

- All schemes are under execution
- The project is expected to be completed in FY12

Roads Sector

- **5 road projects in Tamil Nadu** worth Rs 3,150 crore (US$ 655 million).
  - 2 projects i.e. NK Toll & DS Toll **started commercial operations** in FY10
  - Other 3 projects i.e TK Toll, TD Toll and SU Toll are under execution at full swing and scheduled to be completed in FY11.
- **Gurgaon – Faridabad Toll Road in Delhi NCR** worth Rs 780 crore (US$ 162 million)
  - Achieved financial closure in last quarter
  - EPC contract of the project is awarded
- Recently in October, the Company was awarded the **Jaipur - Reengus project** worth Rs 590 crore (US$ 123 million). The project consists of 4 laning of existing 52 kms between Jaipur and Sikar with concession period of 18 years.
- The Company has **emerged preferred bidder for Western Freeway Sea Link project.** R Infra shall take over the 6 km long Bandra-Worli Sea Link and construct a further 5.5 km long extension over sea between Worli and Haji Ali with a project cost of Rs 5,100 crore (US$ 1.1 billion). The Company will have total tolling rights for the entire stretch of 11.5 km with concession period of 40 years.

Metro Rails

Developing 3 metro rail projects in Mumbai and Delhi worth over Rs 16,000 crore (US$ 3.3 billion).

Project	Project Cost (Rs Bn)	Length (Km)	Corridor	Concession Period*
Mumbai Metro I	23.5	12	Versova – Andheri – Ghatkopar	35 Years
Airport Metro Express Line – Delhi	28.8	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years
Mumbai Line II	110.0	32	Mankhurd – Bandra – Charkop	35 Years

** includes construction period*

Airports

The Company has acquired development and operation rights of **5 brown field regional airports** in Maharashtra at Nanded, Latur, Yavatmal, Baramati and Osmanabad on a **95 year lease period**